UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Online Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68273G101

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 68273G101	Page 2 of 4

1	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person* IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP”), Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with TOP and SVOF, the “Funds”), which were, prior to March 11, 2013, the registered holders of shares of Common Stock and/or Series A-1 Redeemable Convertible Preferred Stock (“Preferred Stock”) of Online Resources Corporation beneficially owned by Tennenbaum Capital Partners, LLC.

CUSIP No. 68273G101	Page 3 of 4

This Amendment No. 12 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 2, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on November 5, 2007, Amendment No. 3 to Schedule 13D filed with the Commission on December 4, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on August 5, 2008, Amendment No. 5 to Schedule 13D filed with the Commission on December 23, 2008, Amendment No. 6 to Schedule 13D filed with the Commission on February 3, 2009, Amendment No. 7 to Schedule 13D filed with the Commission on February 5, 2009, Amendment No. 8 to Schedule 13D filed with the Commission on May 11, 2009, Amendment No. 9 to Schedule 13D filed with the Commission on November 4, 2009, Amendment No. 10 to Schedule 13D filed with the Commission on December 10, 2009 and Amendment No. 11 to Schedule 13D filed with the Commission on February 8, 2013 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Online Resources Corporation, a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and supplemented as follows:

On March 11, 2013, pursuant to the terms of the previously announced Transaction Agreement, dated as of January 30, 2013 (the “Transaction Agreement”), by and among ACI Worldwide, Inc., a Delaware corporation (“ACI”), Ocelot Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of ACI (“Purchaser”), and the Issuer, Purchaser was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of ACI.

Pursuant to the terms of the Transaction Agreement, ACI and Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock for $3.85 per Share in cash, without interest and subject to applicable withholding taxes.

On March 11, 2013, ACI announced the completion of the Offer which expired at 12:00 midnight, New York City time, on March 8, 2013. On March 11, 2013, ACI also announced that Purchaser had accepted for payment, in accordance with the terms of the Offer, all shares that were validly tendered and not withdrawn prior to the expiration of the Offer.

Pursuant to the Shareholder Agreements previously entered into among ACI, Purchaser and certain funds affiliated with the Reporting Person (the “Shareholder Agreements”), Purchaser purchased all of the outstanding shares of Preferred Stock on March 11, 2013 for an aggregate purchase price of $127,170,000. The purchase price for the Preferred Stock was equal to the amount that the holders of the Preferred Stock were entitled to receive upon a change of control of the Issuer under the terms of the Preferred Stock set forth in the Issuer’s existing Certificate of Incorporation.

(a) The Reporting Person owns no shares of Common Stock.

(b) Not applicable.

(c) See above.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of five percent of the Common Stock on March 11, 2013.

***

CUSIP No. 68273G101	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2013	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer